UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DFC Global Corp.

Sterling Mid-Holdings Limited

(Name of Subject Company (Issuer))

DFC Global Corp.

(Name of Filing Person (Issuer))

3.25% Senior Convertible Notes due 2017	3.00% Senior Convertible Notes due 2028
(Title of Class of Securities)	(Title of Class of Securities)

23324T AB3	256664 AC7
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

William M. Athas

Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller

DFC Global Corp.

1436 Lancaster Avenue

Berwyn, Pennsylvania 19312

(610) 296-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joerg H. Esdorn, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York

(212) 351-3851

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$1,157,000	$149.02

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Senior Convertible Notes due 2017 (the “2017 Notes”), as described herein, is 100% of the principal amount of the 2017 Notes. As of June 27, 2014, there was $437,000 in aggregate principal amount of 2017 Notes outstanding. The purchase price of the 3.00% Senior Convertible Notes due 2028 (the “2028 Notes” and, together with the 2017 Notes, the “Notes”), as described herein, is 100% of the principal amount of the 2028 Notes. As of June 27, 2014, there was $720,000 in aggregate principal amount of 2028 Notes outstanding. As a result, the aggregate maximum purchase price for the Notes is $1,157,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is with respect to the repurchase offer required under Section 3.02 of (i) that certain indenture, dated as of April 16, 2012 (as the same may be amended, supplemented or otherwise modified from time to time, the “2017 Notes Indenture”), between DFC Global Corp., a Delaware corporation, as issuer (the “Company”) and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017 (the “2017 Notes”), and (ii) that certain indenture, dated as of December 21, 2009 (as the same may be amended, supplemented or otherwise modified from time to time, the “2028 Notes Indenture” and, together with the 2017 Notes Indenture, the “Indentures”), between the Company (f/k/a Dollar Financial Corp.), as issuer, and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028 (the “2028 Notes” and, together with the 2017 Notes, the “Notes”).

The repurchase offer required under Section 3.02 of each of the Indentures entitles each holder (the “Holders”) of the Notes to sell, and obligates the Company and Sterling Mid-Holdings Limited (“Mid-Holdings”), each as co-bidders, to purchase the Notes that are validly tendered and not withdrawn pursuant to such repurchase offer, as more fully set forth in the fundamental change repurchase offer for the Notes, dated June 27, 2014 (the “Repurchase Offer”) filed as Exhibit (a)(1) to this Schedule TO.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Repurchase Offer is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Repurchase Offer.

Items. 1, 2 and 4 through 9.

The Company is the issuer of the Notes and each of the Company and Mid-Holdings as co-bidders is obligated to purchase for cash any and all of the Notes that are properly tendered and not withdrawn by the Holders under the terms and subject to the conditions set forth in the Repurchase Offer and Section 3.02 of the Indentures.

The Company maintains its principal executive offices at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and its telephone number is (610) 296-3400. Mid-Holdings maintains its principal executive offices at 47 Esplanade, St. Helier, Jersey, JE1 0BD and its telephone number is +44 (0) 1534 835600.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Offer is incorporated by reference into this Schedule TO.

Item. 3.	Identity and Background of Filing Person.

This is an issuer tender offer wherein the Company is the filing person and each of the Company and Mid-Holdings is a subject company.

The Company is a Delaware corporation and maintains its principal executive offices at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and its telephone number is (610) 296-3400. Mid-Holdings is a public company incorporated in Jersey and maintains its principal executive offices at 47 Esplanade, St. Helier, Jersey, JE1 0BD and its telephone number is +44 (0) 1534 835600.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of the Company and directors of Mid-Holdings. Mid-Holdings has no executive officers, as Jersey company law does not recognize the concept of executive officers.

Name	Position(s)
Kyle Scott Volluz	Director of the Company
Bradley Patton Boggess	Director of the Company
Jeffrey A. Weiss	Chief Executive Officer of the Company
Randy Underwood	Executive Vice President, Chief Financial Officer and Assistant Secretary of the Company

Name	Position(s)
Michael Hudachek	Chief Operating Officer of the Company
Michael Coury	Executive Vice President and Chief Innovation Information Officer of the Company
William A. Athas	Senior Vice President of Finance, Chief Accounting Officer and Corporate Controller of the Company
Kyle Scott Volluz	Director of Mid-Holdings
Bradley Patton Boggess	Director of Mid-Holdings

The address of each director and executive officer of the Company is c/o DFC Global Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312 and their telephone number is (610) 296-3400. The address of each director of Mid-Holdings is c/o Sterling Mid-Holdings Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD.

Mid-Holdings is the direct parent company of the Company.

Item. 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. Except for the agreements filed as Exhibits (d)(1)-(d)(9) to this Schedule TO, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company or Mid-Holdings (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item. 10.	Financial Statements.

(a) Financial information. Each of the Company and Mid-Holdings believes that its financial condition is not material to a holder’s decision whether to sell the Notes because, among other reasons, the consideration being paid to the holders surrendering Notes consists solely of cash, the Repurchase Offer is not subject to any financing condition, and the Repurchase Offer is for any and all of the outstanding Notes.

(b) Pro forma information. Each of the Company and Mid-Holdings does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash and the Repurchase Offer applies to all outstanding Notes.

Item. 11.	Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. Neither the Company nor Mid-Holdings is aware of any license or regulatory permit that is material to its business that might be adversely affected by its acquisition of the Notes as contemplated pursuant to the Repurchase Offer, nor is it aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body, domestic, foreign or supranational, that would be required for its acquisition or ownership of the Notes as contemplated by the Repurchase Offer. Should any such approval or other action or notice filings be required, each of the Company and Mid-Holdings presently contemplates that it will seek that approval or other action and make or cause to be made such notice filings. Neither the Company nor Mid-Holdings can predict whether it will be required to delay the acceptance for payment of or payment for the Notes tendered in accordance with the Repurchase Offer pending the outcome of any such approval or other action. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

(c) Other material information. The information set forth in “Additional Information” of the Repurchase Offer is incorporated herein by reference.

Item. 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Offer – Company Notice for 3.25% Senior Convertible Notes due 2017; 2.875% Senior Convertible Notes due 2027; 3.00% Senior Convertible Notes due 2028, dated June 27, 2014.

(a)(5)	Press Release, dated June 27, 2014.

(b)	Not applicable.

(d)(1)	Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)).

(d)(2)	Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on April 16, 2012 (File No. 000-50866)).

(d)(3)	First Supplemental Indenture dated as of June 13, 2014 between DFC Global Corp. (formerly known as Dollar Financial Corp.) and U.S. Bank National Association, as trustee to the Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028.

(d)(4)	First Supplemental Indenture dated as of June 13, 2014 between DFC Global Corp. and U.S. Bank National Association, as trustee to the Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017.

(d)(5)	Second Supplemental Indenture dated as of June 19, 2014 among DFC Global Corp. (formerly known as Dollar Financial Corp.), Sterling Mid-Holdings Limited, and U.S. Bank National Association, as trustee to the Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028.

(d)(6)	Second Supplemental Indenture dated as of June 19, 2014 among DFC Global Corp., Sterling Mid-Holdings Limited, and U.S. Bank National Association, as trustee to the Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017.

(g)	Not applicable.

(h)	Not applicable.

Item. 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DFC GLOBAL CORP.

By:	/s/ Randy Underwood
	Name:	Randy Underwood
	Title:	Executive Vice President and Chief Financial Officer

Dated: June 27, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Offer – Company Notice for 3.25% Senior Convertible Notes due 2017; 2.875% Senior Convertible Notes due 2027; 3.00% Senior Convertible Notes due 2028, dated June 27, 2014.

(a)(5)	Press Release, dated June 27, 2014.

(b)	Not applicable.

(d)(1)	Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)).

(d)(2)	Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on April 16, 2012 (File No. 000-50866)).

(d)(3)	First Supplemental Indenture dated as of June 13, 2014 between DFC Global Corp. (formerly known as Dollar Financial Corp.) and U.S. Bank National Association, as trustee to the Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028.

(d)(4)	First Supplemental Indenture dated as of June 13, 2014 between DFC Global Corp. and U.S. Bank National Association, as trustee to the Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017.

(d)(5)	Second Supplemental Indenture dated as of June 19, 2014 among DFC Global Corp. (formerly known as Dollar Financial Corp.), Sterling Mid-Holdings Limited, and U.S. Bank National Association, as trustee to the Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028.

(d)(6)	Second Supplemental Indenture dated as of June 19, 2014 among DFC Global Corp., Sterling Mid-Holdings Limited, and U.S. Bank National Association, as trustee to the Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017.

(g)	Not applicable.

(h)	Not applicable.